Exhibit 99.58

JUST ENERGY INCOME FUND RECEIVES COURT AND SECURITYHOLDER

APPROVALS FOR CONVERSION TO A CORPORATION

TORONTO, July 2, 2010—Just Energy Income Fund (TSX—JE.UN) (“Just Energy”) is pleased to announce that on June 30, 2010, it obtained a final order from the Court of Queen’s Bench of Alberta approving its previously announced plan of arrangement under the Canada Business Corporations Act pursuant to which Just Energy’s trust structure will be converted to a publicly traded corporation named Just Energy Group Inc. The plan of arrangement was approved by Just Energy’s voting securityholders by a majority of 99.9% at Just Energy’s annual and special meeting held on June 29, 2010. The holders of the Exchangeable Shares of Just Energy Exchange Corp. also approved plan of arrangement at the meeting by a 100% majority. The conversion is expected to become effective on or about January 1, 2011.

About the Fund

Just Energy’s business involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price and price-protected contracts. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the fixed price at which it is able to sell the commodities to its customers and the fixed price at which it purchases the associated volumes from its suppliers.

Just Energy also offers “green” products through its Just Green program. The electricity Just Green product offers the customer the option of having all or a portion of his or her electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas Just Green product offers carbon offset credits which will allow the customer to reduce or eliminate the carbon footprint for their home or business. Management believes that these products will not only add to profits, but also increase sales receptivity and improve renewal rates.

In addition, through National Home Services, Just Energy sells and rents high efficiency and tankless waterheaters and, through Terra Grain Fuels Inc., produces and sells wheat-based ethanol.

Forward-Looking Statements

This press release may contain forward-looking statements including statements relating to the expectations of Just Energy regarding the proposed conversion including, but not limited to: timing, completion and receipt of necessary approvals. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. Additional information on these and other factors that could affect Just Energy’s operations, financial results or distribution levels or the timing and completion of the conversion, are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities including Just Energy’s management information circular dated May 27, 2010 which can be accessed through the SEDAR website at www.sedar.com or through Just Energy’s website at www.justenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Rebecca MacDonald

Executive Chair

Phone: (416) 367-2872

Mr. Ken Hartwick, C.A.

Chief Executive Officer & President

Phone: (905) 795-3557

or

Ms. Beth Summers, C.A.

Chief Financial Officer

Phone: (905) 795-4206

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